

September 9, 2010

Ian Edmonds
President and Chief Executive Officer
Universal Power Group, Inc.
1720 Hayden Drive
Carrollton, Texas 75006

> **Re:** **Universal Power Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 001-33207**

Dear Mr. Edmonds:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, pages F-3 and F-4

1.   Please amend your Form 10-K to include reports from your auditors that comply with AS1 which requires the auditor to refer to "the standards of the Public Company Accounting Oversight Board (United States)."

2.   Please tell us why your audit report on page F-3 refers to only one subsidiary, while your audit report on page F-4 does not refer to any subsidiaries. We note your disclosure on page 3 that you have one active and three inactive subsidiaries.

Ian Edmonds
Universal Power Group, Inc.
September 9, 2010
Page 2

Exhibits 31.1 and 31.2: Certifications

3.   We note that you deleted the phrase ", including its consolidated subsidiaries," from paragraph 4(a) in the certification required by Exchange Act Rule 13a-14(a). In future filings, including any amendments, please ensure that the certifications are exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3643 if you have any questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn
                                        Kevin L. Vaughn
                                        Accounting Branch Chief